

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2017

James Oliviero
Chief Executive Officer and President
Checkpoint Therapeutics, Inc.
2 Gansevoort Street, 9th Floor
New York, New York 10014

> **Re: Checkpoint Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 9, 2017**
> **File No. 333-221493**

Dear Mr. Oliviero:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Mark McElreath